Exhibit 99.9

ROGERS COMMUNICATIONS INC.,
as issuer of the Notes under the Eighteenth Supplemental Indenture,

ROGERS COMMUNICATIONS CANADA INC.,
as the Guarantor

and

BNY TRUST COMPANY OF CANADA,
as Trustee
________________________________________

FIRST AMENDING SUPPLEMENTAL INDENTURE TO THE
EIGHTEENTH SUPPLEMENTAL INDENTURE

Dated as of September 1, 2022

amending the EIGHTEENTH SUPPLEMENTAL INDENTURE dated as of
March 11, 2022 to the Indenture dated as of May 26, 2009

________________________________________

FIRST AMENDING SUPPLEMENTAL INDENTURE TO THE EIGHTEENTH SUPPLEMENTAL INDENTURE dated as of September 1, 2022 (this “First Amending Supplemental Indenture”), among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), Rogers Communications Canada Inc., a corporation organized under the laws of Canada (hereinafter called the “Guarantor”) and BNY Trust Company of Canada, a trust company existing and licensed under the federal laws of Canada, as trustee.

WHEREAS, the Company and CIBC Mellon Trust Company (the “Former Trustee”) are parties to an indenture dated as of May 26, 2009 (as the same may from time to time be supplemented or amended (other than by a Series Supplement), the “Indenture”);

WHEREAS, pursuant to a resignation and appointment agreement between the Trustee, the Former Trustee and the Company dated as of October 19, 2018, the Former Trustee resigned as trustee under the Indenture and the Company appointed BNY Trust Company of Canada, a trust company existing and licensed under the federal laws of Canada (hereinafter called the “Trustee”) to serve as the successor trustee under the Indenture pursuant to the terms thereof;

WHEREAS, the Company, the Guarantor and the Trustee have previously entered into the eighteenth supplemental indenture dated as of March 11, 2022 to the Indenture (the “Eighteenth Series Supplement”), establishing the terms and conditions of the 5.25% Senior Notes due 2052 (the “2052 Notes”);

WHEREAS, Section 802 of the Indenture provides that, upon delivery to the Company and the Trustee of a written notice of a Holder Direction from the Holders of Outstanding Securities of each Series that would be affected by a supplemental indenture, the Company (when authorized by a Board Resolution), the Guarantor and the Trustee may enter into one or more indentures supplemental to the Indenture for the purposes of, among other things, changing in any manner any of the provisions of any Series;

WHEREAS, the Board of Directors of the Company has authorized and approved the execution and delivery of this First Supplemental Indenture;

WHEREAS, a written notice of a Holder Direction from the Holders of the 2052 Notes consenting to the amendments to the provisions of the Eighteenth Series Supplement provided herein has been delivered;

WHEREAS, the Company has complied with all conditions precedent provided for in the Indenture, as supplemented and amended by the Eighteenth Series Supplement (as so supplemented and amended, the “Supplemented Indenture”) relating to this First Amending Supplemental Indenture;

WHEREAS, the recitals hereto are made by the Company or the Guarantor, as applicable, and not by the Trustee;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree as follows:

ARTICLE ONE
INTERPRETATION

SECTION 101. EFFECT OF FIRST AMENDING SUPPLEMENTAL INDENTURE

Upon the execution and delivery of this First Amending Supplemental Indenture by the Company, the Guarantor and the Trustee, the Eighteenth Series Supplement shall be supplemented and amended in accordance herewith, and this First Amending Supplemental Indenture shall form a part of the Eighteenth Series Supplement for all purposes. In the event of a conflict between any provisions of the Eighteenth Series Supplement and this First Amending Supplemental Indenture, the relevant provision or provisions of this First Amending Supplemental Indenture shall govern.

SECTION 102. EIGHTEENTH SERIES SUPPLEMENT REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Eighteenth Series Supplement, to the extent not inconsistent with the terms and provisions of this First Amending Supplemental Indenture, shall remain in full force and effect.

SECTION 103. INCORPORATION OF EIGHTEENTH SERIES SUPPLEMENT.

All the provisions of this First Amending Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Eighteenth Series Supplement; and the Eighteenth Series Supplement, as supplemented and amended by this First Amending Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that with respect to the Eighteenth Series Supplement, the provisions of this First Amending Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes of the 2052 Notes established under the Eighteenth Series Supplement.

SECTION 104. DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Eighteenth Series Supplement or the Indenture, as applicable.

ARTICLE TWO
AMENDMENT TO THE EIGHTEENTH SERIES SUPPLEMENT

SECTION 201. AMENDMENT TO SPECIAL MANDATORY REDEMPTION EVENT AND TRIGGER DATE

Section 408(a) of the Eighteenth Series Supplement is hereby amended by replacing references to “December 31, 2022” with “December 31, 2023” as follows (stricken text indicates language that is eliminated from the Eighteenth Series Supplement and underline text indicates language that is added to the Eighteenth Series Supplement):

“(a) If (i) the Arrangement is not consummated prior to ~~December 31, 2022~~ December 31, 2023, (ii) the Arrangement Agreement is terminated at any time prior to ~~December 31, 2022~~ December 31, 2023 (other than as a result of consummating the Arrangement) or (iii) the Company publicly announces at any time prior to ~~December 31, 2022~~ December 31, 2023 that it will no longer pursue the consummation of the Arrangement (any such event under clause (i), (ii) or (iii) above, a “Special Mandatory Redemption Event”, and the earliest date of any Special Mandatory Redemption Event, a “Trigger Date”), then the Company shall redeem all of the Outstanding Notes at a Redemption Price (the “Special Mandatory Redemption Price”) equal to 101% of the aggregate principal amount of the Outstanding Notes, plus accrued and unpaid interest if any, on the Notes to be redeemed to, but excluding, the Special Mandatory Redemption Date.”.

SECTION 202. EFFECT OF FIRST AMENDING SUPPLEMENTAL INDENTURE

Upon the execution and delivery of this First Amending Supplemental Indenture by the Company, the Guarantor and the Trustee, the Supplemented Indenture shall be supplemented and amended in accordance herewith, and this First Amending Supplemental Indenture shall form a part of the Supplemented Indenture for all purposes and every Holder of a Security heretofore or hereafter authenticated and delivered under the Supplemented Indenture shall be bound thereby.

ARTICLE THREE
MISCELLANEOUS

SECTION 301. TRUSTEE’S ACCEPTANCE

The Trustee hereby accepts this First Amending Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Eighteenth Series Supplement.

SECTION 302. COUNTERPARTS.

This First Amending Supplemental Indenture may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)),  each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

SECTION 303. EFFECT OF HEADINGS.

The Section headings herein are for convenience only and shall not affect the construction hereof.  Unless otherwise expressly specified, references in this First Amending Supplemental Indenture to specific Section numbers refer to Sections contained in this First Amending Supplemental Indenture, and not the Indenture, the Eighteenth Series Supplement or any other document.

SECTION 304. SUCCESSORS AND ASSIGNS.

All covenants and agreements in this First Amending Supplemental Indenture by the Company and the Guarantor shall bind their respective successors and permitted assigns (if any), whether so expressed or not.  All covenants and agreements of the Trustee in this First Amending Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 305. SEPARABILITY CLAUSE.

In case any provision in this First Amending Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 306. BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this First Amending Supplemental Indenture, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders of the Notes of the 2052 Notes, with respect to the Eighteenth Series Supplement) any benefit or any legal or equitable right, remedy or claim under this First Amending Supplemental Indenture.

SECTION 307. GOVERNING LAW.

This First Amending Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  This First Amending Supplemental Indenture shall be subject to the provisions of Trust Indenture Legislation that are required or deemed to be a part of this First Amending Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

[Signature Pages Follow]

                             IN WITNESS WHEREOF, the parties hereto have caused this First Amending Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,

By:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

By:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

ROGERS COMMUNICATIONS CANADA INC.,

By:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

By:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

Signature pages to the first amending supplemental indenture to the eighteenth supplemental indenture

BNY TRUST COMPANY OF CANADA, as Trustee

By:	/s/ “Manual Arias”
	Name:	Manuel Arias
	Title:	Authorised Signatory

Signature pages to the first amending supplemental indenture to the eighteenth supplemental indenture